UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOLAR POWER, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83490A100
(CUSIP Number)
STEPHEN C. KIRCHER
c/o Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661
(916) 745-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83490A100

1.	NAMES OF REPORTING PERSONS. I. R. S. Identification Nos. of above persons (entities only). LDK SOLAR CO., LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		42,835,947

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,835,947

WITH	10.	SHARED DISPOSITIVE POWER

		6,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,835,947

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 51.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on January 10, 2011 (the “Original Schedule 13D”). This Amendment No. 1 is filed to report that certain actions that were anticipated to occur in the Original Schedule 13D have since occurred.
Item 1. Security and Issuer
     This Amendment No. 1 relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Solar Power, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is 1115 Orlando Avenue, Roseville, California 95661.
Item 2. Identity and Background
     This Amendment No. 1 is being filed by LDK Solar Co., LTD. (the “Reporting Person”), a Cayman Islands limited company with a principal office at Jiangxi LDK Solar Hi-Tech Co., Ltd, LDK Avenue, Economic Development Zone, Xinyu City, Jiangxi Province, P.R. China, 338032. The Reporting Person’s principal business is the manufacture and supply of photovoltaic products.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     1. As described in the Original Schedule 13D, the Reporting Person gained certain voting rights over 6,000,000 Shares otherwise beneficially owned by Stephen C. Kircher (the “Voting Shares”) pursuant to a certain voting agreement, dated January 5, 2011, by and between Mr. Kircher and the Reporting Person (the “Voting Agreement”). The Voting Agreement is attached as Exhibit A hereto. Mr. Kircher maintains beneficial ownership over the Voting Shares for all purposes other than those agreed to in the Voting Agreement.
     2. For the sum of $10,708,987, the Reporting Person purchased 42,835,947 Shares (the “Purchased Shares”) from the Issuer. The Reporting Person’s working capital was the source of funds for this purchase.
Item 4. Purpose of Transaction
     Pursuant to the Voting Agreement, the Reporting Person has obtained Mr. Kircher’s promise, with respect to the Voting Shares, to vote in favor of a future amendment to the Issuer’s certificate of incorporation to increase the number of authorized Shares. Additionally, Mr. Kircher has covenanted to the Reporting Person that he will not dispose of or otherwise limit his interest in the Voting Shares until after such vote takes place.
     At the same time that the Reporting Person entered into the Voting Agreement, the Reporting Person entered into a stock purchase agreement with the Issuer dated January 5, 2011 (the “Stock Purchase Agreement”). The Stock Purchase Agreement is attached as Exhibit B hereto. On January 10, 2011, pursuant to the Stock Purchase Agreement, the Issuer issued and the Reporting Person purchased the Purchased Shares.
     Should certain conditions be satisfied, the Reporting Person anticipates that at a future date the Issuer will issue and the Reporting Person will purchase 20,000,000 shares of Series A Preferred Stock (“the Preferred Shares”) pursuant to the terms of the Stock Purchase Agreement. Should this transaction occur, through the combined voting power of the Purchased Shares and the Voting Shares, the Reporting Person

will control a greater than 50% share of the Shares for the purposes of voting to increase the number of authorized Shares as discussed in the first paragraph of this Item 4.
     If all of the events discussed in the preceding paragraph occur, the Issuer will effectuate an increase in the amount of authorized Shares. Once this occurs, the Purchased Preferred Shares will be converted automatically into Shares. The result of this series of transactions, should it transpire, is that the Reporting Person will obtain beneficial ownership of 70% of all issued and outstanding Shares.
     Once the vote to increase the amount of authorized Shares (as discussed in the preceding two paragraphs) has occurred, the Reporting Party’s beneficial ownership interest in the Voting Shares will cease.
     Further, pursuant to the Stock Purchase Agreement Xiaofeng Peng and Jack Lai have been appointed to the board of directors of the Issuer. The Stock Purchase Agreement comtemplates that Tim Nyman, Ron Cohan and Paul Regan will resign from the board of directors prior to the purchase of the Preferred Shares, should such purchase occur, and that the Reporting Person will receive recommendations from the Issuer as to additional candidates to be appointed to the board of directors of the Issuer, and the Issuer will cause two such individuals designated by the Reporting Person to be seated on the board of directors of the Issuer.
Item 5. Interest in Securities of the Issuer
(a)	The Reporting Person has acquired beneficial ownership in:
(i)	42,835,947 Purchased Shares, which is approximately 44.9% of Shares issued and outstanding; and

(ii)	6,000,000 Voting Shares, which is approximately 6.3% of Shares issued and outstanding. The Reporting Person’s beneficial ownership in these Voting Shares is solely with respect to the specific purposes discussed in Item 4 above; these Voting Shares are for all other purposes beneficially owned by Stephen C. Kircher.
(b)	The Reporting Person holds sole power to vote and sole power to dispose the Purchased Shares. The Reporting Person holds shared power to direct the vote and power to restrict the disposition of the Voting Shares. Specifically, the Reporting Person has obtained Stephen C. Kircher’s agreement to vote the Voting Shares in favor of an amendment to the Issuer’s certificate of incorporation that would increase the amount of authorized Shares. The Reporting Person does not have any power to direct the vote of any of the Voting Shares for any other purpose. Additionally, the Reporting Person has obtained Stephen C. Kircher’s agreement not to dispose of or in any way relinquish his interests in all or any of the Voting Shares, with such agreement terminating after Mr. Kircher has fulfilled his voting obligations with respect to the amendment to the certificate of incorporation discussed in Item 4.
(c)	The Reporting person has not engaged in any transaction involving Shares that were reported or effected during the past sixty days, other than those transactions disclosed in this Amendment No. 1 and in the Original Schedule 13D.

(d)	Other than those interests detailed in paragraph (b) above, Stephen C. Kircher holds all rights of ownership to the Voting Shares, including the right to receive dividends from, and the proceeds from the sale of, the Voting Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person has entered into (1) a Voting Agreement with Mr. Stephen C. Kircher and (2) a Stock Purchase Agreement with the Issuer. The details of these agreements are discussed in Items 3 and 4 above.
Item 7. Material to Be Filed as Exhibits
1. EXHIBIT A — Voting Agreement, dated January 5, 2011, by and between Stephen C. Kircher and LDK Solar Co., Ltd., incorporated herein by reference to Exhibit 99.A of the Original Schedule 13D.
2. EXHIBIT B — Stock Purchase Agreement, dated January 5, 2011, by and between Solar Power, Inc. and LDK Solar Co., Ltd., incorporated herein by reference to Exhibit 99.B of the Original Schedule 13D.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 12, 2011

Date
/s/ Xiaofeng Peng

Signature
Xiaofeng Peng, CEO

Name/ Title

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